# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PayPay Corporation, CIK 0002080845
CUSIP: 70450C101**
Title of class of securities: Common shares, no par value
Address of issuer's principal executive offices: Yotsuya Tower, 1-6-1 Yotsuya, Shinjuku-ku, Tokyo, Japan (M0), 160-0004
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001065521

## Reporting persons
- SoftBank Group Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 613,638,240; sole dispositive power 0; shared dispositive power 613,638,240; aggregate amount beneficially owned 613,638,240 (90.7% of the class)
- SoftBank Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 420,808,400; sole dispositive power 0; shared dispositive power 420,808,400; aggregate amount beneficially owned 420,808,400 (62.2% of the class)
- LY Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 369,765,000; sole dispositive power 0; shared dispositive power 369,765,000; aggregate amount beneficially owned 369,765,000 (54.6% of the class)
- B Holdings Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 318,721,600; sole dispositive power 0; shared dispositive power 318,721,600; aggregate amount beneficially owned 318,721,600 (47.1% of the class)
- SB Global Advisers Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,829,840; sole dispositive power 0; shared dispositive power 192,829,840; aggregate amount beneficially owned 192,829,840 (28.5% of the class)
- SoftBank Vision Fund II-2 L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,829,840; sole dispositive power 0; shared dispositive power 192,829,840; aggregate amount beneficially owned 192,829,840 (28.5% of the class)
- SVF II Aggregator (Jersey) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,829,840; sole dispositive power 0; shared dispositive power 192,829,840; aggregate amount beneficially owned 192,829,840 (28.5% of the class)
- SVF II Holdings (DE) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,829,840; sole dispositive power 0; shared dispositive power 192,829,840; aggregate amount beneficially owned 192,829,840 (28.5% of the class)
- SVF II Investment Holdings (Jersey) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,829,840; sole dispositive power 0; shared dispositive power 192,829,840; aggregate amount beneficially owned 192,829,840 (28.5% of the class)
- SVF II Investment Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,829,840; sole dispositive power 0; shared dispositive power 192,829,840; aggregate amount beneficially owned 192,829,840 (28.5% of the class)
- SVF II Investment Holdings (Subco) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,829,840; sole dispositive power 0; shared dispositive power 192,829,840; aggregate amount beneficially owned 192,829,840 (28.5% of the class)
- SVF II Piranha (DE) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,829,840; sole dispositive power 0; shared dispositive power 192,829,840; aggregate amount beneficially owned 192,829,840 (28.5% of the class)

## Item 1. Issuer
Name of issuer: PayPay Corporation
Address of issuer's principal executive offices: Yotsuya Tower, 1-6-1 Yotsuya, Shinjuku-ku, Tokyo 160-0004, Japan

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

SoftBank Group Corp. ("SoftBank")
SoftBank Corp.
LY Corporation
B Holdings Corporation ("B Holdings")
SB Global Advisers Limited ("SBGA")
SoftBank Vision Fund II-2 L.P.
SVF II Aggregator (Jersey) L.P.
SVF II Holdings (DE) LLC
SVF II Investment Holdings (Jersey) L.P.
SVF II Investment Holdings LLC
SVF II Investment Holdings (Subco) LLC
SVF II Piranha (DE) LLC
Address of principal business office or, if none, residence: The address for SoftBank is 1-7-1, Kaigan, Minato-ku, Tokyo 105-7537, Japan. The address for SoftBank Corp. is 1-7-1, Kaigan, Minato-ku, Tokyo 105-7529, Japan. The address for each of LY Corporation and B Holdings is 1-3 Kioicho, Chiyoda-ku, Tokyo 102-8282, Japan. The address for SBGA is 69 Grosvenor Street, Mayfair, London W1K 3JP, England, United Kingdom. The address for each of SoftBank Vision Fund II-2 L.P, SVF II Aggregator (Jersey) L.P. and SVF II Investment Holdings (Jersey) L.P. is c/o Gen II (Jersey) Limited, 47 Esplanade, St. Helier, Jersey JE1 0BD. The address for each of the remaining Reporting Persons is 1521 Concord Pike, Wilmington, DE 19803.
Citizenship: Each of SoftBank, SoftBank Corp., LY Corporation and B Holdings is organized under the laws of Japan. SBGA is organized under the laws of England and Wales. Each of SoftBank Vision Fund II-2 L.P., SVF II Aggregator (Jersey) L.P. and SVF II Investment Holdings (Jersey) L.P. is organized under the laws of Jersey. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information with respect to each Reporting Person's beneficial ownership of the Common Shares as of March 31, 2026 is incorporated by reference to items (5) through (9) and (11) of the cover page of the respective Reporting Person included herewith. Such information is based upon 676,873,535 of the Issuer's Common Shares outstanding as of March 27, 2026, as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission ("SEC") on March 12, 2026 pursuant to SEC Rule 424(b)(4), and in its Form 6-K furnished to the SEC on March 30, 2026 confirming the exercise of the underwriters' option in full.

This Schedule 13G is filed jointly by the Reporting Persons, who may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act as a result of the relationships described below. The Reporting Persons, as a group, may be deemed to beneficially own an aggregate of 613,638,240 shares of Common Stock of the Issuer, or 90.7% of the Issuer's outstanding Common Stock. The beneficial ownership of each individual Reporting Person is as set forth on its respective cover page as noted above.

SoftBank is a publicly traded company listed on the Tokyo Stock Exchange. SoftBank Corp. and LY Corporation are listed on the Tokyo Stock Exchange and are consolidated subsidiaries of SoftBank. LY Corporation also is a consolidated subsidiary of SoftBank Corp. Each of SoftBank Corp. and LY Corporation is the record holder of 51,043,400 Common Shares. Each of SoftBank Corp. directly and LY Corporation indirectly holds 50% of the shares in B Holdings. B Holdings is the record holder of the Common Shares it has reported herein as beneficially owned. As a result of the relationships described above, each of SoftBank, SoftBank Corp. and LY Corporation may be deemed to beneficially own the Common Shares owned of record by B Holdings and SoftBank may be deemed to beneficially own the Common Shares owned of record by SoftBank Corp. and LY Corporation and SoftBank Corp. may be deemed to beneficially own the Common Shares owned of record by LY Corporation. SoftBank expressly disclaims beneficial ownership of Common Shares held of record by B Holdings, SoftBank Corp. and LY Corporation and SoftBank Corp. expressly disclaims beneficial ownership of Common Shares held of record by B Holdings and LY Corporation.

SVF II Piranha (DE) LLC is the record holder of the Common Shares it has reported herein as beneficially owned. SoftBank is the sole shareholder of SBGA, which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.'s investments. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II Investment Holdings (Jersey) L.P., which is the majority member of SVF II Investment Holdings LLC, which is the sole member of SVF II Investment Holdings (Subco) LLC, which is the sole member of SVF II Piranha (DE) LLC. As a result of these relationships, each of the Reporting Persons named in this paragraph may be deemed to share beneficial ownership of the Common Shares owned of record by SVF II Piranha (DE) LLC.
Percent of class: Item 4(a) is incorporated herein by reference.
Sole power to vote or to direct the vote: Item 4(a) is incorporated herein by reference.
Shared power to vote or to direct the vote: Item 4(a) is incorporated herein by reference.
Sole power to dispose or to direct the disposition: Item 4(a) is incorporated herein by reference.
Shared power to dispose or to direct the disposition: Item 4(a) is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Item 4 is incorporated herein by reference.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. Description

1 Joint Filing Agreement

## Signatures
- SoftBank Group Corp.: /s/ Yuko Yamamoto, Yuko Yamamoto, Head of Corporate Legal Department (05/15/2026)
- SoftBank Corp.: /s/ Junichi Miyakawa, Junichi Miyakawa, President and CEO (05/15/2026)
- LY Corporation: /s/ Ryosuke Sakaue, Ryosuke Sakaue, CFO (05/15/2026)
- B Holdings Corporation: /s/ Takeshi Idezawa, Takeshi Idezawa, President and Representative Director (05/15/2026)
- SB Global Advisers Limited: /s/ Stephen Lam, Stephen Lam, General Counsel (05/15/2026)
- SoftBank Vision Fund II-2 L.P.: /s/ Stephen Lam, Stephen Lam, General Counsel (05/15/2026)
- SVF II Aggregator (Jersey) L.P.: /s/ Michael Johnson, Michael Johnson, Director (05/15/2026)
- SVF II Holdings (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (05/15/2026)
- SVF II Investment Holdings (Jersey) L.P.: /s/ Robert Milner, Robert Milner, Director (05/15/2026)
- SVF II Investment Holdings LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (05/15/2026)
- SVF II Investment Holdings (Subco) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (05/15/2026)
- SVF II Piranha (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (05/15/2026)